UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
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                                                             OMB APPROVAL
                                                      OMB Number:      3235-0058
                                                      Expires: May 31, 1997
                                                      Estimated average burden
                                                      hours per response    2.50

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                                                      COMMISSION FILE NUMBER
                                                               0-16161

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(Check One):
         [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended: June 30, 1996
                           -----------------------------------------------------
         [ ] Transition Report on Form 10-K and Form 10-KSB [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q and Form 10-QSB [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:
                                         ---------------------------------------
Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------


                        PART I -- REGISTRANT INFORMATION

Original Italian Pasta Products Co., Inc.
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Full Name of Registrant

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Former Name if Applicable

36 Auburn Street
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Address of Principal Executive Office (Street and Number)

Chelsea, Massachusetts, 02150
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City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         SEE STATEMENT PURSUANT TO RULE 12b-25(c) FROM PRICE WATERHOUSE LLP, INDEPENDENT ACCOUNTANTS, ATTACHED HEREIN BELOW.

                           PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

Peter Stevens, Treasurer, CFO & CAO                  (617)        884-5211
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(Name)                                             (Area Code)(Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [ ] Yes  [X] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Original Italian Pasta Products Co., Inc.
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(Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 30, 1996             By /s/ PETER STEVENS
     ----------------------            -----------------
                                       Peter Stevens, Treasurer & Chief
                                            Financial and Accounting Officer

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).






                              PRICE WATERHOUSE LLP
                               160 Federal Street
                                Boston, MA 02110

                             Telephone 617 439-4390


September 30, 1996

Mr. Peter Stevens
Chief Financial Officer
The Original Italian Pasta Products Company, Inc.
36 Auburn Street
Chelsea, MA 02150

Dear Peter:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated September 30, 1996.

Following are our comments with respect to the reasons why we are unable to furnish our report on the financial statements of The Original Italian Pasta Products Company, Inc. on or before the date the Form 10-KSB of The Original Italian Pasta Products Company, Inc. for the year ended June 30, 1996 is required to be filed.

         The audit is in its final stages and will be completed in seven to ten days.


/s/PRICE WATERHOUSE LLP
Price Waterhouse LLP